SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G
(RULE 13d - 102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
(Amendment No. 1)*
Novus Therapeutics, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
67011N105
(CUSIP Number)
December 31, 2019
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]            Rule 13d-1(b)
[x]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

683 Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

946,204 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

946,204 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

946,204 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.0%

12.	TYPE OF REPORTING PERSON

IA

(1) Consists of (i) 300,000 shares of Common Stock, (ii) 323,102 shares of Common Stock issuable upon the exercise of certain Series A Warrants, and (iii) 323,102 shares of Common Stock issuable upon the exercise of certain Series B Warrants.  See Item 4(a) below for a full description of the Reporting Person’s beneficial ownership.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

683 Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

946,204 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

946,204 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

946,204 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.0%

12.	TYPE OF REPORTING PERSON

PN

(1) Consists of (i) 300,000 shares of Common Stock, (ii) 323,102 shares of Common Stock issuable upon the exercise of certain Series A Warrants, and (iii) 323,102 shares of Common Stock issuable upon the exercise of certain Series B Warrants.  See Item 4(a) below for a full description of the Reporting Person’s beneficial ownership.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ari Zweiman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

946,204 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

946,204 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

946,204 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.0%

12.	TYPE OF REPORTING PERSON

IN

(1) Consists of (i) 300,000 shares of Common Stock, (ii) 323,102 shares of Common Stock issuable upon the exercise of certain Series A Warrants, and (iii) 323,102 shares of Common Stock issuable upon the exercise of certain Series B Warrants.  See Item 4(a) below for a full description of the Reporting Person’s beneficial ownership.

This Schedule 13G reflects the beneficial ownership of the Reporting Persons (as defined below) as of December 31, 2019.
Item 1(a).	Name of Issuer:
Novus Therapeutics, Inc. (“Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
19900 MacArthur Blvd., Suite 550, Irvine, California 92612
Item 2(a).	Name of Persons Filing:
The names of the persons filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:
•	683 Capital Management, LLC,
•	683 Capital Partners, LP and
•	Ari Zweiman.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
The principal business address for each of the Reporting Persons is 3 Columbus Circle, Suite 2205, New York, NY 10019.
Item 2(c).	Citizenship:
683 Capital Management, LLC is a Delaware limited liability company.  683 Capital Partners, LP is a Delaware limited partnership.  Ari Zweiman is a citizen of the United States.
Item 2(d).	Title of Class of Securities:
Common stock, $0.001 par value (the “Common Stock”).
Item 2(e).	CUSIP Number:
67011N105
Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.                          Ownership.
(a)	Amount beneficially owned:
As of December 31, 2019, 683 Capital Partners, LP may be deemed to beneficially own 946,204 shares of Common Stock, consisting of (i) 300,000 shares of Common Stock, (ii) 323,102 shares of Common Stock issuable upon the exercise of the Series A Warrants (as defined below), and (iii) 323,102 shares of Common Stock issuable upon the exercise of Series B Warrants (as defined below).
As of December 31, 2019, 683 Capital Partners, LP may be deemed to beneficially own 323,102 Series A Warrants (the “Series A Warrants”) exercisable into an aggregate of 323,102 shares of Common Stock.  Each Series A Warrant expires 18 months from the date of issuance.  Subject to limited exceptions, a holder of Series A Warrants will not have the right to exercise any portion of its Series A Warrants if the holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of Shares outstanding immediately after giving effect to such exercise.  In providing beneficial ownership described herein, the Reporting Persons have assumed that all of the Series A Warrants held by 683 Capital Partners, LP to acquire 323,102 shares of Common Stock would be exercised.
As of December 31, 2019, 683 Capital Partners, LP may be deemed to beneficially own 323,102 Series B Warrants (the “Series B Warrants”) exercisable into an aggregate of 323,102 shares of Common Stock. Each Series B Warrant becomes exercisable only upon the exercise of the Series A Warrants and expires five years from the date of issuance. Subject to limited exceptions, a holder of Series B Warrants will not have the right to exercise any portion of its Series B Warrants if the holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of Shares outstanding immediately after giving effect to such exercise.  In providing beneficial ownership described herein, the Reporting Persons have assumed that all of the Series B Warrants held by 683 Capital Partners, LP to acquire 323,102 shares of Common Stock would be exercised.
683 Capital Management, LLC, as the investment manager of 683 Capital Partners, LP, may be deemed to have beneficially owned the 946,204 shares of Common Stock beneficially owned by 683 Capital Partners, LP.
Ari Zweiman, as the Managing Member of 683 Capital Management, LLC, may be deemed to have beneficially owned the 946,204 shares of Common Stock beneficially owned by 683 Capital Management, LLC.
(b)	Percent of Class:
The following percentage is based on a denominator that is equal to the sum of (i) 12,967,338 shares of Common Stock outstanding as of November 11, 2019 as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2019, and (ii) 646,204 shares of Common Stock issuable upon the exercise of the Series A Warrants and the Series B Warrants.
As of December 31, 2019, each of the Reporting Persons may be deemed to have beneficially owned approximately 7.0% of the outstanding shares of Common Stock, including 646,204 shares of Common Stock issuable upon the exercise of the Series A Warrants and the Series B Warrants.

(c)	Number of shares as to which such person has:
(i)            Sole power to vote or to direct the vote of Common Stock:
See Cover Pages Items 5-9.
(ii)            Shared power to vote or to direct the vote of Common Stock:
See Cover Pages Items 5-9.
(iii)            Sole power to dispose or to direct the disposition of Common Stock:
See Cover Pages Items 5-9.
(iv)            Shared power to dispose or to direct the disposition of Common Stock:
See Cover Pages Items 5-9.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
See Exhibit A to the Schedule 13G filed with the SEC on July 26, 2019.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:  February 14, 2020
683 CAPITAL MANAGEMENT, LLC*

By:	/s/ Ari Zweiman
Ari Zweiman,
Authorized Person

683 CAPITAL PARTNERS, LP*

By:	/s/ Ari Zweiman
Ari Zweiman,
Authorized Person

/s/ Ari Zweiman
ARI ZWEIMAN*

*The Reporting Persons disclaim beneficial ownership in the shares of Class A Common Stock reported herein except to the extent of their pecuniary interest therein.
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.
Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).